UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kensington Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 13th Avenue
(No. and Street)

Brooklyn	NY	11219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Fischer (561) 483-6335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNCS Certified Public Accountants PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Moses Silver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kensington Capital Corp., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERAN ABRAHAM
Notary Public - State of New York
NO. 01AB6395809
Qualified in Kings County
My Commission Expires Aug 5, 2023

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information with Report of Independent Registered Public Accounting Firm

KENSINGTON CAPITAL CORPORATION

DECEMBER 31, 2020

KENSINGTON CAPITAL CORP, INC.
As of and for the year ended
December 31, 2020

Table of Contents

RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Kensington Capital Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kensington Capital Corp. (the "Company") (a New York corporation), as of December 31, 2020 and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2020, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of Kensington Capital Corp. as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements under SEC Rule 15c3-3, and Computation of Net Capital under CFTC Regulation 1.17 as contained on pages 14 and 15, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements under SEC Rule 15c3-3, and Computation of Net Capital under CFTC Regulation 1.17, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2019.

Woodbury, New York
March 22, 2021

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

KENSINGTON CAPITAL CORP, INC.
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	11,515
Due from clearing firm		139,498
Restricted cash		162,009
Securities owned, at fair value		200,013
Prepaid expenses		5,000
Fixed assets, net		3,739
Total assets	$	521,774
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	34,460
Payable to broker-dealer and clearing firm		116,130
Accrued payroll		94,588
Corporate taxes payable		9,785
Total liabilities		254,963
Stockholder's equity		
Common stock, no par value		
200 shares issued and outstanding		40,000
Additional paid-in-capital		251,885
Retained earnings		(25,074)
Total stockholder's equity		266,811
Total liabilities and stockholder's equity	$	521,774

See Accompanying Notes to Financial Statements

KENSINGTON CAPITAL CORP, INC.

Statement of Loss

Year ended December 31, 2020

Revenue		
Commission income	$	883,453
Trading gain of securities owned at fair value		48,116
Mutual fund fees		38,068
Interest and dividends income		436,092
Other revenue		167,264
Total revenue		1,572,993
Expenses		
Compensation and benefits	$	1,077,347
Occupancy		59,533
Clearance fees		121,629
Advertising		111,711
Technology and communications		19,843
Charitable donations		29,996
Professional services		49,167
Regulatory fees		19,000
Depreciation expense		4,686
Other		81,547
Total expenses		1,574,459
Net loss		(1,466)

See Accompanying Notes to Financial Statements

KENSINGTON CAPITAL CORP, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2020

	Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2020	$ 40,000	$ 251,885	$ (23,608)	$ 268,277
Net loss			(1,466)	(1,466)
Contributions from stockholder				
Distributions to stockholder				
Balance at December 31, 2020	$ 40,000	$ 251,885	$ (25,074)	$ 266,811

See Accompanying Notes to Financial Statements

KENSINGTON CAPITAL CORP, INC.

Statement of Cash Flows

Year ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(1,466)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,686
Change in unrealized loss of securities owned		(47,396)
(Increase)decrease in operating assets:		
Receivables from broker-dealers		(23,614)
Securities owned		(17,974)
Prepaid expenses and other assets		349
Other assets		7,407
Increase (decrease) in operating liabilities:		
Due to clearing firm		17,975
Accounts payable and accrued expenses		18,065
Accrued payroll		(122,560)
Net cash used in operating activities		(164,528)
Net cash used by investing activities		
Purchase of fixed assets		(4,633)
Net decrease in cash, cash equivalents and restricted cash		(169,161)
Cash, cash equivalents and restricted cash - beginning of year		180,676
Cash, cash equivalents and restricted cash - end of year	$	11,515

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

Kensington Capital Corp. ("the Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of Financial Industry Regulatory Authority ("FINRA") and is registered with the National Futures Association ("NFA"). The Company introduces its customers' business on a fully disclosed basis to a clearing broker, who clears and carries the Company's customer accounts.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

Receivable from Clearing Firm and Restricted Cash

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable. The receivable is considered fully collectible and no allowance is required.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Income Taxes

The Company has elected to be taxed as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax law. Accordingly, no provisions for Federal and New York State income taxes are reflected in the accompanying statement of income. Instead, the stockholders are liable for individual income taxes on their respective share of the Company's taxable income. The Company is a taxable entity for New York City ("NYC") income taxes. The provision for New York City income taxes is reflected in the accompanying statement of income.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

Financial Instruments Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company values investments in equity securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sale price as of the last day of the period. The Company records such instruments on a trade date basis and values them at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Realized and unrealized gains or losses from securities traded in the normal course of business are reflected in net depreciation in fair values of securities owned in the accompanying statement of income

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives. The estimated useful lives of furniture and equipment are from 5 to 7 years. Expenditures for maintenance and repairs are charged against operations. Additions, improvements, and expenditures that extend the life of the assets are capitalized.

The Company periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Company did not recognize an impairment loss on its long-lived assets for the year ended December 31, 2020.

2. Revenue from Contracts with Customers

Significant Judgements

Revenue from contracts with customers includes commission income and mutual fund distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue

reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

3. Property and Equipment

Assets		December 31, 2020
Furniture and Fixtures	$	10,981
Computer Equipment		3,995
		14,977
Accumulated Depreciation		11,238
Net Property and Equipment	$	3,739

Depreciation expenses related to property and equipment was $4,686 in 2020.

4. Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy for fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantages market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices include included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of

markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determines based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table represents the Company's fair value hierarchy for those assets measured at fair value at December 31, 2020:

Description	Level 1	Level 2	Level 3	Total
Common Stocks	$200,013	-	-	$200,013

Certain financial instruments are carried at cost on the balance sheet at December 31 2019, which approximates fair value due to their short-term highly liquid nature. These instruments include cash, due from/to the broker-dealers and clearing organizations, accounts payable, and dividend payable.

5. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital

Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements of Regulation 1.17 under the Commodity Futures trading Commission ("CFTC") which requires the Company to maintain a minimum net capital, as defined, in the amount of $100,000. At December 31, 2020, the Company had net capital of $227,565 which was $127,565 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio percentage was 90.54%.

7. Contingencies and Concentration of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. Such investments at times may exceed the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation insurance limits.

8. COVID-19

In March 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration, and spread of the COVID-19 virus remains uncertain at this time. This may have an effect on the Company's business, but it cannot be estimated at this time.

9. Subsequent Events

Events of the Company subsequent to December 31, 2020 have been evaluated through March 22, 2021 which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2020. No subsequent events were identified that require disclosure.

SUPPLEMENTAL INFORMATION

KENSINGTON CAPITAL CORP, INC.

Schedule I- Computation of Net Capital Pursuant to Rule 15c3-1

DECEMBER 31, 2020

Net Capital		
Total stockholder's equity	$	266,811
Deductions and/or charges:		
Non-allowable assets:		
Haircut on securities owned		30,507
Prepaid expenses		5,000
Other non-allowable assets		3,739
Total deductions and/or charges		39,246
Net Capital	$	227,565
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		206,044
Total aggregate indebtedness	$	206,044
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	13,736
Excess net capital	$	127,565
Excess net capital of the greater of 10 percent of total aggregate indebtedness Or 120 percent of minimum net capital required	$	107,565
Ratio of aggregate indebtedness to net capital		90.54%

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation in the Company's corresponding unaudited Form X-17a-5 Part IIA as of December 31, 2020

KENSINGTON CAPITAL CORP, INC.

Schedule II- Determination of Reserve Requirements Pursuant to Rule 15c3-3

DECEMBER 31, 2020

The company is exempt from the provision of Rule 15c3-3 as of December 31, 2020, under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

KENSINGTON CAPITAL CORP, INC.

Schedule III- Computation of Net Capital
Under CFTC Regulation 1.17

DECEMBER 31, 2020

Stockholders' equity	$	266,811
Deductions		
Non - allowable assets:		
Prepaid expenses and other receivables- Non allowable		5,000
Furniture and equipment, net		3,739
		8,739
Haircuts on securities owned		30,507
Total deductions		39,246
Net Capital, as defined		227,565
Minimum net capital required		100,000
Net Capital in excess of minimum requirement	$	127,565
Total liabilities	$	254,963
Trading clearing deposit		(48,919)
Aggregate indebtedness	$	206,044
Ratio of aggregate indebtedness to net capital		0.905 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2020)

There are no material differences between the above computation and the computation in the Company's corresponding unaudited Form X-17a-5 Part IIA as of December 31, 2020

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Kensington Capital Corp.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Kensington Capital Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kensington Capital Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Kensington Capital Corp. stated that Kensington Capital Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Kensington Capital Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kensington Capital Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
March 22,2021

Management Report Regarding Exemption from Rule 15c3-3

Kensington Capital Corp, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Kensington Capital Corp, Inc.

I, Moses Silver, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer

March 22, 2021

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders
Kensington Capital Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kensington Capital Corp. and the SIPC, solely to assist you and SIPC in evaluating Kensington Capital Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Kensington Capital Corp.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Kensington Capital Corp.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Kensington Capital Corp. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

March 22, 2021

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

To the Members of
Kensington Capital Corp.

In planning and performing our audit of the financial statements of Kensington Capital Corp. (the "Company") as of and for the year ended December 31, 2020, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding commodities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1 .17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2020, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

March 22, 2021